Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Filer: Com Hem Holding AB (publ)
Subject Company: Com Hem Holding AB
Commission File No.: 132-02822
COM HEM
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PRESS RELEASE, AUGUST 29, 2018
LEADERSHIP TEAM POSITIONS IN
MERGED COMPANY TODAY
ANNOUNCED BY TELE2
Tele2 AB, today announces a number of Leadership Team (LT) positions in the merged company of Tele2 and Com Hem. Additional LT positions will be announced before the closing of the merger.
In January 2018, Tele2 and Com Hem announced the intention to merge the two companies. Following that announcement, integration planning has been ongoing and today a number of the Leadership Team (LT) positions of the future company are announced. The forming of a new LT and the appointments are conditional upon the approval of the merger by both the European Commission and the shareholders of the two companies.
The announced positions are:
Mikael Larsson, Executive Vice President, Group CFO.
Samuel Skott, Executive Vice President, Sweden Consumer.
Karin Svensson, Executive Vice President, Chief People and Change Officer.
Stefan Backman, Executive Vice President, Group General Counsel.
All of these positions will report directly to Anders Nilsson, incoming CEO of the Tele2
Group. The appointments will become effective at closure of the merger, at which point
Lars Nordmark, current Executive Vice President Group CFO at Tele2 and Richard Peers,
currently Executive Vice President Chief People and Change Officer at Tele2, will leave the company.
As a result of the planned merger, Sweden becomes a significantly larger part of the total
Tele2 operation and will hence be split into two reporting units: Business to Consumers and
Business to Business. Samuel Skott, currently CEO of Tele2 Sweden, will head up the
Consumer operations, the largest business unit in the company, which includes the brands
Tele2, Comviq, Com Hem and Boxer. The person to head up the Business operations will be announced at a later stage, together with the remaining positions in the LT. This announcement will be made before the closing of the transaction which is expected to occur in Q4, as previously communicated.
Until the merger has received approval, Tele2 and Com Hem will continue with business as usual and to act as two independent and separately listed companies with their current
Leadership Teams and Board of Directors, respectively.

COM HEM
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About Mikael Larsson
Mikael is currently the CFO of Com Hem, a position he has held since 2015. Prior to that
Mikael was the CFO of Kinnevik AB for 13 years. He has also held positions at Arthur
Andersen as an auditor and a consultant.
About Samuel Skott
Samuel is currently Executive Vice President, CEO Tele2 Sweden, a position he assumed in
2016. He started his career at Tele2 in 2005 and has held several senior positions including
Commercial Director for Customer & Product Design.
About Karin Svensson
Karin is currently a self-employed Human Resources advisor. She was previously the Chief
Human Resources Officer at Bisnode. Karin started her career with Accenture where she was a Partner for 11 years, founder of their Talent & Organisation Performance practice in
Sweden, and the Nordic HR Director and Human Capital Lead.
About Stefan Backman
Stefan is currently Executive Vice President Group General Counsel at Tele2. He has held several senior positions at Tele2 over the past 11 years. Prior to that, he worked at the
Swedish Post and Telecom Authority (PTS) and at the Administrative Court of Stockholm.
This information is information that Com Hem Holding AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact persons set out above, at 08:05 CEST on August
29,2018.
Important notice
The registration statement has not yet been declared effective by the SEC. The registration statement is available on the SEC’s EDGAR system, and may be accessed at www.sec.gov. This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
For queries, please contact:
Media
Fredrik Hallstan, Head of PR
Tel: +46 (0) 709 48 52 72
fredrik.hallstan@comhem.com
Investors
Marcus Lindberg, Head of Investor Relations
Tel: +46(0)734 39 25 40
marcus.lindberg@comhem.com

COM HEM
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About Com Hem Group
Com Hem Group supplies broadband, TV, play and telephony services to Swedish households and companies under its two brands Com Hem and Boxer. The Group also includes the communication operator iTUX Communication AB which provides open fibre to service providers. We bring our 1.45 million customers a large range of digital-TV channels and play services via set top boxes as well as on-the-go for tablets and smartphones. Our powerful and future-proofed network with speeds up to 1.2 Gbit/s, covers 60% of the country’s households, making the Com Hem Group an important driver of creating a digital Sweden. Com Hem Group was founded in 1983 and has approximately
1,100 employees. Com Hem Group is headquartered in Stockholm and in 2017, Group sales totalled SEK 7,136 million. Since 2014 the Com Hem share is listed on Nasdaq Stockholm.

COM HEM
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IMPORTANT INFORMATION
The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2
AB (publ) (“Tele2”). Tele2 has filed a registration statement on Form F-4 with the Securities and Exchange
Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”).
Tele2 is expected to mail a US prospectus, which is part of the registration statement on Form F-4, to known security holders of COM HEM in connection with the transaction. This information is not a substitute for the
US prospectus, which is part of the registration statement on Form F-4 or any other offering materials or other documents that Tele2 may plan to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED
TO READ THE US PROSPECTUS AND THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES
AVAILABLE. THE US PROSPECTUS AND THE REGISTRATION STATEMENT CONTAIN IMPORTANT
INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION
AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. Investors
and security holders will be able to obtain free copies of the US prospectus and the registration statement through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail:
marcus.lindberg@comhem.com, phone: +46 734 39 25 40. Free copies of the US prospectus may be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail:
erik.pers@tele2.com, phone: +46 733 41 41 88.
In addition to the US prospectus and the registration statement, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at:
http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements. By their nature, forward looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.